EMO Capital Corporation
115 He Xiang Road Bai He Village, Qing Pu
Shanghai, China 200000
T: 949-419-6588  F: 9494-272-0088




United States	                                   15 November 2011
Securities and Exchange Commission
Washington, D.C.  20549

Attn: Patrick Gilmore
	Accounting Branch Chief


RE:  Emo Capital Corporation  FILE NO.  000-54291
	Form 10-K for Fiscal Year Ended July 31, 2010
	Filed November 15, 2010
	Form 10-Q for the Fiscal quarter Ended October 31, 2010
	Filed December 17, 2010
	Form 10-Q for the Fiscal Quarter Ended January 31, 2010



Dear Sir,

This cover letter is in response to the comments sent via letter dated 20 September 2011 from the United States Securities and
Exchange Commission. Below, please find responses to the issues raised in the comment letter.

General

1. 	Attached, please find revised Tandy Representations as per
language requested at the bottom of this reply letter.

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed 8 August
2011.

Form 9A. Controls and Procedures.

Change in Internal Control.


2. 	With reference to paragraph (d) of Exchange Act Rule
13a-15 or 15d-15 for the quarter ended July 31, 2010 and Item
308 (c) of Regulation S-K, the filing has been amended to reflect updated information over financial reporting identified in connection with the evaluation required.

Management's Annual Report on Internal Control over Financial
Reporting

3.	With reference to Item 308 of Regulation S-K, the filing has been amended to reflect management's conclusion and framework to evaluate the effectiveness of internal control over financial reporting, for the period ended July 31, 2010. Section II.B.3 of SEC Release No. 33-8238 has been utilized to revise this section.

4.	A management's report on internal control over financial
report in our annual report for the fiscal year, for the period ended July 31, 2010 has been included to reflect management's analysis and conclusions regarding the effectiveness of disclosure controls and procedures in EMO's annual report and subsequent filings.

Item 12. Certain Relationships and Related Transactions

5.	With reference t o Item 404(d) of Regulation S-K, a revised
description of the material terms of the loan has been provided as an exhibit to the amended filing. Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulations of Regulation S-K has been utilized for this revision.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011 Filed June 23,
2011

6. With reference to Item 307 of Regulation S-K, EMO is filing an amended Form 10-Q to include conclusions from principal executive and principal financial officer regarding disclosure controls and procedures effectiveness. The "reasonable assurance" statement is provided. The principal executive financial officer concludes that EMO's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Section II.F.4 of SEC Release No. 33-8238 has been utilized for this revision.


Form 10-Q/A for the Fiscal Quarter Ended April 30, 2010 Filed August
8, 2011

Item 4. Controls and Procedures

7.	An amended quarterly report, Form 10-Q, fir the fiscal quarter ended April 30, 2010 has been filed containing the conclusions of EMO's principal executive and financial officer regarding the effectiveness of disclosure controls and procedures for the quarter ended April 30, 2010. Item 307 of Regulation S-K has been utilized for this revision.






Exhibit 31

8.	With reference to language in Item 601 (b) (31) of Regulation
S-K, a conforming certification has been refilled with EMO's amended Form 10-Q. Section II.B.4 of SEC Release No. 33-8124 has been utilized for this revision.

Exhibit 32

9.	With respect to Section 1350 certification, the opening
sentence has been revised to disclose that Mr. Fang is also EMO's chief financial officer. In addition, as per Rule 13a-14 (b) of the Exchange Act, the signature block has been revised to include Mr. Fang's signature as chief finance officer as well as chief executive officer.


Form 10- Q/A for the Fiscal Quarter Ended January 31, 2011 Filed
August 8, 2011.

Item 4.  Controls and Procedures.

10.	As requested, "this annual report" has been replaced with
"quarterly report."



Yours Truly,



___________________
Juanming Fang
EMO Capital Corporation







EMO Capital Corporation
115 He Xiang Road Bai He Village, Qing Pu
Shanghai, China 200000
T: 949-419-6588  F: 9494-272-0088




United States				15 November 2011
Securities and Exchange Commission
Washington, D.C.  20549




RE:  Emo Capital Corporation  FILE NO.  000-54291




The company (Emo Capital Corporation) is responsible for the adequacy of the disclosure in the filing.

Staff comments or changes to the disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





___________________
Juanming Fang
EMO Capital Corporation